SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 2 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 419

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                  SUBJECT TO COMPLETION, DATED MARCH 9, 2000
                            AS AMENDED APRIL __, 2000

             The Dow(sm) Target 5 Portfolio, May 2000 Series
            The Dow(sm) Target 10 Portfolio, May 2000 Series
               Global Target 15 Portfolio, May 2000 Series
              The S&P Target 10 Portfolio, May 2000 Series
             The Nasdaq Target 15 Portfolio, May 2000 Series
    Value Line(registered trademark) Target Portfolio, May 2000 Series The Dow(sm) Dividend And Repurchase Target 5 Portfolio, May 2000 Series
The Dow(sm) Dividend And Repurchase Target 10 Portfolio, May 2000 Series

                                 FT 419

FT 419 is a series of a unit investment trust, the FT Series. FT 419 consists of eight separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)

                             1-800-621-9533

              The date of this prospectus is April __, 2000

                          Table of Contents

Summary of Essential Information                           3
Fee Table                                                  6
Report of Independent Auditors                             8
Statements of Net Assets                                   9
Schedules of Investments                                  12
The FT Series                                             20
Portfolios                                                21
Risk Factors                                              23
Hypothetical Performance Information                      25
Public Offering                                           27
Distribution of Units                                     30
The Sponsor's Profits                                     31
The Secondary Market                                      31
How We Purchase Units                                     31
Expenses and Charges                                      31
Tax Status                                                32
Retirement Plans                                          34
Rights of Unit Holders                                    35
Income and Capital Distributions                          35
Redeeming Your Units                                      36
Investing in a New Trust                                  37
Removing Securities from a Trust                          38
Amending or Terminating the Indenture                     38
Information on the Sponsor, Trustee and Evaluator         39
Other Information                                         40

                      Summary of Essential Information

                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                 The Dow(sm)         The Dow(sm)         Global
                                                                 Target 5            Target 10           Target 15
                                                                 Portfolio, May      Portfolio, May      Portfolio, May
                                                                 2000 Series         2000 Series         2000 Series
                                                                 ____________        ____________        ____________

Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)            1/                  1/                  1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $9.900              $9.900              $9.900
   Maximum Sales Charge of 2.75% of the Public Offering
     Price per Unit (2.778% of the net amount invested,
     exclusive of the deferred sales charge) (3)                  $ .275              $ .275              $ .275
   Less Deferred Sales Charge per Unit                            $(.175)             $(.175)             $(.175)
   Public Offering Price per Unit (4)                             $10.000             $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $9.725              $9.725              $9.725
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)             $9.725              $9.725              $9.725
Estimated Net Annual Distribution per Unit (6)                    $                   $                   $
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                                 April 5, 2000
Mandatory Termination Date (7)                        May 31, 2001
Rollover Notification Date                            May 1, 2001
Special Redemption and Liquidation Period             May 15, 2001 to May 31, 2001
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2000.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2000.

______________

See "Notes to Summary of Essential Information" on page 5.

                    Summary of Essential Information

                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                                         Value Line
                                                                 The S&P             The Nasdaq          (registered trademark)
                                                                 Target 10           Target 15           Target
                                                                 Portfolio, May      Portfolio, May      Portfolio, May
                                                                 2000 Series         2000 Series         2000 Series
                                                                 __________          __________          ______________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)           1/                   1/                  1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $9.900              $9.900              $9.900
   Maximum Sales Charge of 2.75% of the Public Offering
     Price per Unit (2.778% of the net amount invested,
     exclusive of the deferred sales charge) (3)                  $ .275              $ .275              $ .275
   Less Deferred Sales Charge per Unit                            $(.175)             $(.175)             $(.175)
   Public Offering Price per Unit (4)                             $10.000             $10.000             $10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $9.725              $9.725              $9.725
Redemption Price per Unit (based on aggregate underlying value
   of Securities less the deferred sales charge) (5)              $9.725              $9.725              $9.725
Estimated Net Annual Distribution per Unit (6)                    $ N.A.              $ N.A.              $ N.A.
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                                April 5, 2000
Mandatory Termination Date (7)                       May 31, 2001
Rollover Notification Date                           May 1, 2001
Special Redemption and Liquidation Period            May 15, 2001 to May 31, 2001
Income Distribution Record Date                      Fifteenth day of June and December, commencing June 15, 2000.
Income Distribution Date (6)                         Last day of June and December, commencing June 30, 2000.

______________

See "Notes to Summary of Essential Information" on page 5.

                       Summary of Essential Information

                                 FT 419

At the Opening of Business on the Initial Date of Deposit-April __, 2000

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                 The Dow(sm)            The Dow(sm)
                                                                                 DART 5                 DART 10
                                                                                 Portfolio, May         Portfolio, May
                                                                                 2000 Series            2000 Series
                                                                                 __________             __________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                           1/                      1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                 $9.900                 $9.900
   Maximum Sales Charge of 2.75% of the Public Offering
     Price per Unit (2.778% of the net amount invested,
     exclusive of the deferred sales charge) (3)                                  $ .275                 $ .275
   Less Deferred Sales Charge per Unit                                            $(.175)                $(.175)
   Public Offering Price per Unit (4)                                             $10.000                $10.000
Sponsor's Initial Repurchase Price per Unit (5)                                   $9.725                 $9.725
Redemption Price per Unit (based on aggregate underlying value of
   Securities less the deferred sales charge) (5)                                 $9.725                 $9.725
Estimated Net Annual Distribution per Unit (6)                                    $                      $
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                                April 5, 2000
Mandatory Termination Date (7)                       May 31, 2001
Rollover Notification Date                           May 1, 2001
Special Redemption and Liquidation Period            May 15, 2001 to May 31, 2001
Income Distribution Record Date                      Fifteenth day of June and December, commencing June 15, 2000.
Income Distribution Date (6)                         Last day of June and December, commencing June 30, 2000.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on May __, 2000, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criteria for The S&P Target 10 Portfolio, The Nasdaq Target 15 Portfolio or the Value Line(registered trademark) Target Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                             Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 13 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                         THE DOW (SM)             THE DOW (SM)              GLOBAL TARGET 15
                                                         TARGET 5 PORTFOLIO       TARGET 10 PORTFOLIO       PORTFOLIO
                                                         MAY 2000 SERIES          MAY 2000 SERIES           MAY 2000 SERIES
                                                         ____________________     ____________________      ____________________
                                                                     Amount                     Amount                  Amount
                                                                     per Unit                   per Unit                per Unit
                                                                     ________                   ________                ________
UNIT HOLDER TRANSACTION EXPENSES
(as a percentage of public offering price)
Maximum sales charge                                     2.75%       $ .275       2.75%         $ .275      2.75%       $ .275
                                                         ======      ======       ======        ======      ======      ======
   Initial sales charge (paid at time of purchase)       1.00%(a)    $ .100       1.00%(a)      $ .100      1.00%(a)    $ .100
   Deferred sales charge
      (paid in installments or at redemption)            1.75%(b)      .175       1.75%(b)        .175      1.75%(b)      .175

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .135%(c)    $.0135       .135%(c)      $.0135      .205%(c)    $.0205
                                                         ======      ======       ======        ======      ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .050%       $.0050       .050%         $.0050      .060%       $.0060
   Creation and development fee                          .250%(d)     .0249       .250%(d)       .0249      .250%(d)     .0249
   Trustee's fee and other operating expenses            .094%(e)     .0094       .094%(e)       .0094      .172%(e)     .0171
                                                         ______      ______       ______        ______      ______      ______
      Total                                              .394%       $.0393       .394%         $.0393      .482%       $.0480
                                                         ======      ======       ======        ======      ======      ======

                                                                                                            VALUE LINE
                                                         THE S&P TARGET           THE NASDAQ                (registered trademark)
                                                         10 PORTFOLIO             TARGET 15 PORTFOLIO       TARGET PORTFOLIO
                                                         MAY 2000 SERIES          MAY 2000 SERIES           MAY 2000 SERIES
                                                         ____________________     ____________________      ______________________
                                                                     Amount                     Amount                  Amount
                                                                     per Unit                   per Unit                per Unit
                                                                     ________                   ________                ________
UNIT HOLDER TRANSACTION EXPENSES
as a percentage of public offering price)
Maximum sales charge                                     2.75 %      $ .275       2.75%        $ .275       2.75%       $ .275
                                                         ======      ======       ======       ======       ======      ======
   Initial sales charge (paid at time of purchase)       1.00%(a)    $ .100       1.00%(a)     $ .100       1.00%(a)    $ .100
   Deferred sales charge
      (paid in installments or at redemption)            1.75%(b)      .175       1.75%(b)       .175       1.75%(b)      .175

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .165%(c)    $.0165       .155%(c)     $.0155       .190%(d)    $.0190
                                                         ======      ======       ======       ======       ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060       .060%        $.0060       .060%       $.0060
   Creation and development fee                          .250%(d)     .0249       .250%(d)      .0249       .250%(d)     .0249
   Trustee's fee and other operating expenses            .128%(e)     .0128       .117%(e)      .0117       .181%(e)     .0180
                                                         ______      ______       ______       ______       ______      ______
      Total                                              .438%       $.0437       .427%        $.0426       .491%       $.0489
                                                         ======      ======       ======       ======       ======      ======

                                                         THE DOW(sm)              THE DOW(sm)
                                                         DART 5 PORTFOLIO         DART 10 PORTFOLIO
                                                         MAY 2000 SERIES          MAY 2000 SERIES
                                                         ____________________     ____________________
                                                                     Amount                    Amount
                                                                     per Unit                  per Unit
                                                                     ________                  ________
UNIT HOLDER TRANSACTION EXPENSES
(as a percentage of public offering price)
Maximum sales charge                                     2.75%       $ .275       2.75%        $ .275
                                                         ======      ======       ======       ======
   Initial sales charge (paid at time of purchase)       1.00%(a)    $ .100       1.00%(a)     $ .100
   Deferred sales charge
      (paid in installments or at redemption)            1.75%(b)      .175       1.75%(b)       .175

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .180%(c)    $.0180       .180%(c)     $.0180
                                                         ======      ======       ======       ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060       .060%        $.0060
   Creation and development fee                          .250%(d)     .0249       .250%(d)      .0249
   Trustee's fee and other operating expenses            .098%(e)     .0098       .098%(e)      .0098
                                                         ______      ______       ______       ______
      Total                                              .408%       $.0407       .408%        $.0407
                                                         ======      ======       ======       ======


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                     1 Year     3 Years    5 Years    10 Years
                                                                     ______     _______    _______    ________
The Dow(sm) Target 5 Portfolio, May 2000 Series                      $328       $798       $1,294     $2,656
The Dow(sm) Target 10 Portfolio, May 2000 Series                      328        798        1,294      2,656
Global Target 15 Portfolio, May 2000 Series                           344        845        1,372      2,814
The S&P Target 10 Portfolio, May 2000 Series                          335        820        1,331      2,730
The Nasdaq Target 15 Portfolio, May 2000 Series                       333        814        1,320      2,709
Value Line(registered trademark) Target Portfolio, May 2000 Series    343        843        1,369      2,808
The Dow(sm) DART 5 Portfolio, May 2000 Series                         334        815        1,323      2,715
The Dow(sm) DART 10 Portfolio, May 2000 Series                        334        815        1,323      2,715

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you pay only the deferred sales charge.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (2.75% of the Public Offering Price) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.175 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing June 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the end of the initial offering period.

(d) The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust will be assessed this amount at the end of the initial offering period and will pay the Sponsor at such time. The creation and development fee is based on the net asset value of a Trust at the end of the initial offering period. In connection with the creation and development fee, in no event will the Sponsor collect more than .75% of a Unit holder's initial investment.

(e)Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 419

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 419, comprised of The Dow (sm) Target 5 Portfolio, May 2000 Series; The Dow (sm) Target 10 Portfolio, May 2000 Series; Global Target 15 Portfolio, May 2000 Series; The S&P Target 10 Portfolio, May 2000 Series; The Nasdaq Target 15 Portfolio, May 2000 Series; Value Line Target Portfolio, May 2000 Series; The Dow (sm) Dividend And Repurchase Target 5 Portfolio, May 2000 Series; and The Dow
(sm) Dividend And Repurchase Target 10 Portfolio, May 2000 Series as of the opening of business on April __, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on April __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 419, comprised of The Dow (sm) Target 5 Portfolio, May 2000 Series; The Dow
(sm) Target 10 Portfolio, May 2000 Series; Global Target 15 Portfolio, May 2000 Series; The S&P Target 10 Portfolio, May 2000 Series; The Nasdaq Target 15 Portfolio, May 2000 Series; Value Line Target Portfolio, May 2000 Series; The Dow (sm) Dividend And Repurchase Target 5 Portfolio, May 2000 Series; and The Dow (sm) Dividend And Repurchase Target 10 Portfolio, May 2000 Series, at the opening of business on April __, 2000 in conformity with accounting principles generally accepted in the United States.

                               ERNST & YOUNG LLP

Chicago, Illinois
April __, 2000

                         Statements of Net Assets

                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                   The Dow(sm)         The Dow(sm)         Global
                                                                   Target 5            Target 10           Target 15
                                                                   Portfolio, May      Portfolio, May      Portfolio, May
                                                                   2000 Series         2000 Series         2000 Series
                                                                   _____________       ____________        _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $                   $                   $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                         (   )               (   )               (   )
Less liability for deferred sales charge (4)                          (   )               (   )               (   )
                                                                   ________            ________            _______
Net assets                                                         $                   $                   $
                                                                   ========            ========            =======
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $                   $                   $
Less maximum sales charge (5)                                         (   )               (   )               (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                         (   )               (   )               (   )
                                                                   ________            ________            _______
Net assets                                                         $                   $                   $
                                                                   ========            ========

__________

See "Notes to Statements of Net Assets" on page 11.

                           Statements of Net Assets

                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                                                          Value Line
                                                                   The S&P            The Nasdaq          (registered trademark)
                                                                   Target 10          Target 15          Target
                                                                   Portfolio, May     Portfolio, May     Portfolio, May
                                                                   2000 Series        2000 Series        2000 Series
                                                                   ____________       ______________     ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $                  $                  $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                         (   )              (   )              (   )
Less liability for deferred sales charge (4)                          (   )              (   )              (   )
                                                                   _______            _______            _______
Net assets                                                         $                  $                  $
                                                                   =======            =======            =======
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $                  $                  $
Less maximum sales charge (5)                                         (   )              (   )              (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                         (   )              (   )              (   )
                                                                   _______            _______            _______
Net assets                                                         $                  $                  $
                                                                   =======            =======

__________

See "Notes to Statements of Net Assets" on page 11.

                         Statements of Net Assets

                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                             The Dow(sm)             The Dow(sm)
                                                                             DART 5 Portfolio        DART 10 Portfolio
                                                                             May 2000 Series         May 2000 Series
                                                                             ____________            ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                             $                       $
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                   (   )                   (   )
Less liability for deferred sales charge (4)                                    (   )                   (   )
                                                                             _______                 _______
Net assets                                                                   $                       $
                                                                             =======                 =======
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                        $                       $
Less maximum sales charge (5)                                                   (   )                   (   )
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                   (   )                   (   )
                                                                             _______                 _______
Net assets                                                                   $                       $
                                                                             =======                 =======

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,600,000 will be allocated among each of the seven Trusts in FT 419, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0135, $.0135, $.0205, $.0165, $.0155, $.0155, $.0180 and $.0180 per Unit for
the Target 5 Portfolio, Target 10 Portfolio, Global Target 15 Portfolio, The S&P Target 10 Portfolio, The Nasdaq Target 15 Portfolio, Value Line (registered trademark) Target Portfolio, DART 5 Portfolio and DART 10 Portfolio, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.175 per Unit), payable to us in ten equal monthly installments beginning on June 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2001. If you redeem Units before March 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.778% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public
Offering."

                           Schedule of Investments

             The Dow(sm) Target 5 Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                       Percentage       Market
Number                                                                 of Aggregate     Value       Cost of        Current
of        Ticker Symbol and Name of                                    Offering         per         Securities to  Dividend
Shares    Issuer of Securities (1)                                     Price            Share       the Trust (2)  Yield (3)
______    _______________________________                              ____________     _________   _____________  _________
                                                                        20%             $           $              %
                                                                        20%                                        %
                                                                        20%                                        %
                                                                        20%                                        %
                                                                        20%                                        %
                                                                       _______                      _________
                        Total Investments                              100%                         $
                                                                       =======                      =========

_____________

See "Notes to Schedules of Investments" on page 19.

                        Schedule of Investments

            The Dow(sm) Target 10 Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                        Percentage      Market
Number                                                                  of Aggregate    Value       Cost of        Current
of         Ticker Symbol and Name of                                    Offering        per         Securities to  Dividend
Shares     Issuer of Securities (1)                                     Price           Share       the Trust (2)  Yield (3)
______     _______________________________                              ____________    _________   ___________    _________
                                                                         10%            $           $              %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                         10%                                       %
                                                                        _______                     ________
                         Total Investments                              100%                         $
                                                                        =======                     ========

_____________

See "Notes to Schedules of Investments" on page 19.

                          Schedule of Investments

               Global Target 15 Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                     Percentage
Number                                                               of Aggregate     Market      Cost of        Current
of                                                                   Offering         Value per   Securities to  Dividend
Shares      Name of Issuer of Securities (1)                         Price            Share       the Trust (2)  Yield (3)
______      _______________________________________                  ___________      ________    _____________  ________
            DJIA COMPANIES:
            _______________
                                                                      %               $           $               %
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %

            FT INDEX COMPANIES:
            ___________________
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %

            HANG SENG INDEX COMPANIES:
            _________________________
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %
                                                                      %                                           %
                                                                     _____                        ________
                    Total Investments                                  100%                       $
                                                                     =====                        ========

_____________

See "Notes to Schedules of Investments" on page 19.

                          Schedule of Investments

              The S&P Target 10 Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                                Percentage
Number                                                                          of Aggregate     Market      Cost of
of          Ticker Symbol and                                                   Offering         Value per   Securities to
Shares      Name of Issuer of Securities (1)                                    Price            Share       the Trust (2)
______      ________________________                                            ___________      ________    __________
                                                                                     %           $             $
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                     %
                                                                                ______                       _______
                          Total Investments                                       100%                        $
                                                                                =====                        ========

___________

See "Notes to Schedules of Investments" on page 19.

                         Schedule of Investments

             The Nasdaq Target 15 Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                     Percentage
Number                                                               of Aggregate  Market      Cost of        Market
of         Ticker Symbol and                                         Offering      Value per   Securities to  Capitalization
Shares     Name of Issuer of Securities (1)                          Price         Share       the Trust (2)  (in millions) (4)
______     _______________________________________                   ___________   ________    _____________  _____________
                                                                      %            $           $              $
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                      %
                                                                     ______                    ________
                          Total Investments                            100%                    $
                                                                     =====                     ========

______________

See "Notes to Schedules of Investments" on page 19.

                          Schedule of Investments

   Value Line(registered trademark) Target Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______      _______________________________________                                 _________       _________     _________
                                                                                         %          $               $
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                         %
                                                                                    ________                      ________
                                Total Investments                                     100%                        $
                                                                                    =======                       =======

___________

See "Notes to Schedules of Investments" on page 19.

                         Schedule of Investments

 The Dow(sm) Dividend And Repurchase Target 5 Portfolio, May 2000 Series
                                 FT 419

                    At the Opening of Business on the
                 Initial Date of Deposit-April __, 2000

                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)   Yield (3)
______     _______________________________________                         ___________   ________    _____________  ______
                                                                            20%          $           $              %
                                                                            20%                                     %
                                                                            20%                                     %
                                                                            20%                                     %
                                                                            20%                                     %
                                                                           ______                    ________
                          Total Investments                                100%                      $
                                                                           =====                     ========

___________

See "Notes to Schedules of Investments" on page 19.

                          Schedule of Investments

The Dow(sm) Dividend And Repurchase Target 10 Portfolio, May 2000 Series
                                 FT 419

At the Opening of Business on the Initial Date of Deposit-April __, 2000

                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         ___________   ________    _____________  ______
                                                                            10%          $           $              %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                            10%                                     %
                                                                           ______                    ________
                          Total Investments                                100%                      $
                                                                           =====                     ========

______________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on April __, 2000. Each Trust has a Mandatory Termination Date of May 31, 2001.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on April __, 2000, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                                        Cost of
                                                                        Securities    Profit
                                                                        to Sponsor    (Loss)
                                                                        ___________   ______
The Dow(sm) Target 5 Portfolio, May 2000 Series                         $             $
The Dow(sm) Target 10 Portfolio, May 2000 Series
Global Target 15 Portfolio, May 2000 Series
The S&P Target 10 Portfolio, May 2000 Series
The Nasdaq Target 15 Portfolio, May 2000 Series
Value Line(registered trademark) Target Portfolio, May 2000 Series
The Dow(sm) DART 5 Portfolio, May 2000 Series
The Dow(sm) DART 10 Portfolio, May 2000 Series

(3)Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(4)Market capitalization is based on the market value as of the close of business on April __, 2000.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 419, consists of eight separate portfolios set forth below:

- The Dow(sm) Target 5 Portfolio
- The Dow(sm) Target 10 Portfolio
- Global Target 15 Portfolio
- The S&P Target 10 Portfolio
- The Nasdaq Target 15 Portfolio
- Value Line(registered trademark) Target Portfolio
- The Dow(sm) DART 5 Portfolio
- The Dow(sm) DART 10 Portfolio

Trusts containing only U.S. listed stocks may be called "Domestic
Trusts" and those which contain primarily foreign stocks may be called "International Trusts."

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide above-average return, each follows a different investment strategy. Because the Trusts' lives are short (approximately 13 months), we cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Dividend Yield Strategies.

The Dow(sm) Target 5 Strategy, the Dow(sm) Target 10 Strategy and the Global Target 15 Strategy all invest in stocks with high dividend yields. By selecting stocks with the highest dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of these Trusts, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Portfolio and the Global Target 15 Portfolio each seek to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Target 5 Portfolio Strategy.

The Dow(sm) Target 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the ten highest dividend-yielding stocks from this group.

Step 3:From the ten stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Target 5 Portfolio.

The Target 10 Portfolio Strategy.

The Dow(sm) Target 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the ten highest dividend-yielding stocks for The Target 10 Portfolio.

Global Target 15 Portfolio Strategy.

The Global Target 15 Portfolio stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA stocks or three business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2: We select the ten highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the ten highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Portfolio.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the Global Target 15 Portfolio Strategy.

The S&P Target 10 Portfolio Strategy.

The S&P Target 10 Portfolio Strategy selects a portfolio of 10 of the largest Standard & Poor's 500 Composite Price Index ("S&P 500 Index") stocks with the lowest price-to-sales ratios and greatest one-year price appreciation as a means to achieving its investment objective. The S&P Target 10 Portfolio stocks are determined as follows:

Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest 1-year stock price appreciation are selected for The S&P Target 10 Portfolio.

During the initial offering period The S&P Target 10 Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer.

The Nasdaq Target 15 Portfolio Strategy.

The Nasdaq Target 15 Portfolio Strategy selects a portfolio of the 15 Nasdaq 100 Index stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq Target 15
Portfolio stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq 100 Index as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 Portfolio.

The stocks which comprise The Nasdaq Target 15 Portfolio are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from The Nasdaq Target 15 Portfolio.

Value Line(registered trademark) Target Portfolio Strategy.

The Value Line(registered trademark) Target Portfolio invests in 25 of the 100 stocks that Value Line(registered trademark) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(registered trademark) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(registered trademark) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target Portfolio is determined as follows:

Step 1:We start with the 100 stocks which Value Line(registered trademark) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2:We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then screen for profitability by ranking the stocks by their return on assets.

Step 4:Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(registered trademark) Target Portfolio.

The stocks which comprise the Value Line(registered trademark) Target Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The Dow(sm) Dividend and Repurchase Target Portfolio Strategies.

Both the Dow(sm) Dividend and Repurchase Target ("DART") 5 Portfolio Strategy and the Dow(sm) DART 10 Portfolio Strategy select a portfolio of DJIA stocks with high dividend yields and/or high buyback ratios and, for the Dow(sm) DART 5 Portfolio Strategy, high return on assets, as a means to achieving each Strategy's investment objective. By analyzing dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) Dividend and Repurchase Target 5 Portfolio Strategy.

The Dow(sm) DART 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the ten stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Portfolio.

The Dow(sm) Dividend and Repurchase Target 10 Portfolio Strategy.

The Dow(sm) DART 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Portfolio.

Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow(sm) Target 5 Portfolio, The Dow(sm) Target 10 Portfolio, The Dow(sm) DART 5 Portfolio and The Dow(sm) DART 10 Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The "Nasdaq 100(registered trademark)," "Nasdaq 100 Index(registered trademark)," and "Nasdaq(registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq Target 15 Portfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq Target 15 Portfolio.

"Value Line(registered trademark)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(registered trademark) Target Portfolio is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value Line, as well as the publishers of the FT Index and Hang Seng Index, are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Retail Industry. Because more than 25% of The S&P Target 10 Portfolio is invested in common stocks of companies in the retail industry, this Trust is considered to be concentrated in retail stocks. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

Technology Industry. The Nasdaq Target 15 Portfolio and Value Line(registered trademark) Target Portfolio are each considered to be concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies, Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the new common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact the implementation of the euro throughout a majority of EU countries will have on U.K. or European issuers.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the International Trusts) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The recent conversion by eleven of the fifteen EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the International Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

          Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index, Nasdaq 100 Index, FT Index, Hang Seng Index and a combination of the FT Index, Hang Seng Index and the DJIA (the "Cumulative Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index or combination of indexes, and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest and most active non-financial domestic and international companies listed on the NASDAQ National Market System. As of December 18, 1998, the constituents are constructed using a modified market capitalization approach.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

                                                       COMPARISON OF TOTAL RETURN(2)
                Hypothetical Strategy Total Returns(1)
         _______________________________________________________
                                                                 Value Line
                             Global      S&P         Nasdaq      (registered trademark)   The Dow(sm)  The Dow(sm)
       Target 5   Target 10  Target 15   Target 10   Target 15   Target                   DART 5       DART 10
Year   Strategy   Strategy   Strategy    Strategy    Strategy    Strategy                 Strategy     Strategy
____   ________   _________  _________   _________   _________   __________               ___________  ___________
1972    22.92%    23.76%                                                                  18.16%       23.76%
1973    20.01%     4.01%                                                                  10.84%       -2.26%
1974    -5.40%    -1.02%                                                                   2.22%       -7.11%
1975    64.77%    56.10%                                                                  47.74%       57.78%
1976    40.96%    35.18%                                                                  30.10%       35.18%
1977     5.49%    -1.95%                                                                   3.37%       -1.95%
1978     1.23%     0.03%                                                                  11.00%       -1.95%
1979     9.84%    13.01%     44.70%       43.17%                                          17.64%       13.01%
1980    41.69%    27.90%     52.51%       54.15%                                          44.01%       24.80%
1981     3.19%     7.46%      0.03%      -10.59%                                          -6.01%        2.02%
1982    43.37%    27.12%     -2.77%       38.21%                                          22.07%       27.46%
1983    36.38%    39.07%     15.61%       20.01%                                          37.02%       40.44%
1984    11.12%     6.22%     29.88%       16.34%                                          13.40%        6.22%
1985    38.34%    29.54%     54.06%       43.49%                  31.91%                  43.24%       39.31%
1986    30.89%    35.63%     38.11%       21.81%      22.94%      20.28%                  49.49%       41.95%
1987    10.69%     5.59%     17.52%        9.16%      14.10%      17.06%                   6.03%        5.24%
1988    21.47%    24.57%     24.26%       20.35%      -0.59%      -6.94%                  18.40%       19.02%
1989    10.55%    26.97%     15.98%       39.62%      37.33%      48.06%                  40.15%       28.49%
1990   -15.74%    -7.82%      3.19%       -5.64%      -5.39%       8.32%                   5.78%        1.27%
1991    62.03%    34.20%     40.40%       24.64%     109.27%      83.63%                  42.59%       43.84%
1992    22.90%     7.69%     26.64%       24.66%      -0.15%     -10.16%                  12.91%        8.53%
1993    34.01%    27.08%     65.65%       42.16%      28.55%      25.18%                  19.89%       21.15%
1994     8.27%     4.21%     -7.26%        8.17%      10.50%      13.79%                  -5.73%        0.17%
1995    30.50%    36.85%     13.45%       25.26%      53.80%      52.56%                  46.58%       38.14%
1996    26.20%    28.35%     21.00%       26.61%      60.03%      54.77%                  35.45%       34.93%
1997    19.97%    21.68%     -6.38%       61.46%      35.15%      34.37%                  21.68%       25.64%
1998    12.36%    10.59%     13.50%       53.85%     123.10%      92.41%                  27.43%       19.96%
1999    -7.28%     5.06%      8.88%        3.49%     100.55%     112.48%                  19.81%       18.47%
2000   -15.60%    -8.76%    -15.73%        3.76%      36.36%      25.58%                  -0.49%       -7.48%
(thru
3/31)

        Index Total Returns
        ____________________________________________________
                                                              Cumulative
                             Hang Seng   S&P 500   Nasdaq     Index
Year   DJIA       FT Index   Index       Index     100 Index  Returns(3)
____   ______     ________   _________   _______   _________  __________
1972    18.38%
1973   -13.20%
1974   -23.64%
1975    44.46%
1976    22.80%
1977   -12.91%
1978     2.66%
1979    10.60%     3.59%      77.99%     18.22%               30.73%
1980    21.90%    31.77%      65.48%     32.11%               39.72%
1981    -3.61%    -5.30%     -12.34%     -4.92%               -7.08%
1982    26.85%     0.42%     -48.01%     21.14%               -6.91%
1983    25.82%    21.94%      -2.04%     22.28%               15.24%
1984     1.29%     2.15%      42.61%      6.22%               15.35%
1985    33.28%    54.74%      50.95%     31.77%               46.32%
1986    27.00%    24.36%      51.16%     18.31%      6.89%    34.18%
1987     5.66%    37.13%      -6.84%      5.33%     10.49%    11.99%
1988    16.03%     9.00%      21.04%     16.64%     13.54%    15.36%
1989    32.09%    20.07%      10.59%     31.35%     26.17%    20.92%
1990    -0.73%    11.03%      11.71%     -3.30%    -10.41%     7.34%
1991    24.19%     8.77%      50.68%     30.40%     64.99%    27.88%
1992     7.39%    -3.13%      34.73%      7.62%      8.86%    12.99%
1993    16.87%    19.22%     124.95%      9.95%     11.67%    53.68%
1994     5.03%     1.97%     -29.34%      1.34%      1.74%    -7.45%
1995    36.67%    16.21%      27.52%     37.22%     43.01%    26.80%
1996    28.71%    18.35%      37.86%     22.82%     42.74%    28.31%
1997    24.82%    14.78%     -17.69%     33.21%     20.76%     7.30%
1998    18.03%    12.32%      -2.60%     28.57%     85.43%     9.25%
1999    27.06%    15.25%      71.34%     20.94%    102.08%    37.88%
2000    -4.66%   -13.02%       2.97%      2.27%     18.62%    -4.90%
(thru
3/31)

____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except for the FT Index and Hang Seng Index from 12/31/78 through 12/31/86, during which time annual reinvestment was assumed) and all returns are stated in terms of U.S. dollars. Based on the year-by-year returns contained in the table, over the full years listed above, the Target 5 Strategy, the Target 10 Strategy, the Global Target 15 Strategy, The S&P Target 10 Strategy, The Nasdaq Target 15 Strategy, the Value Line(registered trademark) Target Strategy, The Dow(sm) DART 5 Strategy and The Dow(sm) DART 10 Strategy achieved an average annual total return of 19.95%, 17.83%, 20.70%, 25.20%, 36.76%, 34.42%, 21.59% and %, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA; the combination of the FT Index, Hang Seng Index and DJIA (the "Cumulative Index"); the S&P 500 Index; and the Nasdaq 100 Index which were 13.91%, 18.82%, 17.77% and 27.06%, respectively.

(3) Cumulative Index Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary with the purchase price of your Unit. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. This initial sales charge is actually the difference between the maximum sales charge of 2.75% and the maximum remaining deferred sales charge (initially $.175 per Unit) and will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made.

Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charges of $.0175 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from June 20, 2000 through March 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.75% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below) the maximum sales charge is reduced, as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.50%
$100 but less than $150                   2.25%
$150 but less than $500                   1.90%
$500 but less than $1,000                 1.75%
$1,000 or more                            1.00%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.

If you purchase Units with rollover proceeds from a previous series of a Trust, you will be subject only to the maximum deferred sales charge on such Units (for rollover purchases of $1,000,000 or more, the charge will be a deferred sales charge limited to 1.00% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. In addition, you may use termination proceeds from other unit investments trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor, to purchase Units of the Trusts subject only to any remaining deferred sales charge. Please note that you will be charged the amount of any remaining deferred sales charge on Units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price. This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of the Securities in the Global Target 15 Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of the Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, this amount will be reduced to $0.13 per Unit on purchases by Rollover Unit holders or on the sale of Units subject only to any remaining deferred sales charge. In addition, dealers and other selling agents will receive a maximum concession of up to $0.10 per Unit on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust         Additional
(in millions)                 Concession
_____________________         __________
$1 but less than $3           0.050%
$3 but less than $5           0.100%
$5 or more                    0.150%

Dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's net asset value at the end of the initial offering period. In connection with the creation and development fee, in no event will the Sponsor collect more than .75% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                       Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") from a Domestic Trust when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25 percent of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit, which is either offset against U.K. tax liabilities or, in certain circumstances, repaid.

You will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio. However, they may be liable if the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax being payable by the purchaser. The Global Target 15 Portfolio paid this tax when it acquired Securities. When the Global Target 15 Portfolio sells Securities, it is anticipated that the tax will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of a Domestic Trust, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more of a Domestic Trust for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.175 per unit).

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Domestic Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New

York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 41


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Page 43


                    FIRST TRUST (registered trademark)

            The Dowsm(sm) Target 5 Portfolio, May 2000 Series
           The Dowsm(sm) Target 10 Portfolio, May 2000 Series
               Global Target 15 Portfolio, May 2000 Series
              The S&P Target 10 Portfolio, May 2000 Series
             The Nasdaq Target 15 Portfolio, May 2000 Series
   Value Line(registered trademark) Target Portfolio, May 2000 Series
             The Dowsm(sm) DART 5 Portfolio, May 2000 Series
            The Dowsm(sm) DART 10 Portfolio, May 2000 Series

                                 FT 419

                                Sponsor:

                           Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-32024) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov

                             April __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                   First Trust (registered trademark)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.

This Information Supplement is dated April __, 2000. Capitalized terms have been defined in the prospectus.

                                                   Table of Contents
Dow Jones & Company, Inc.                                                                                 1
Standard & Poor's                                                                                         2
The Nasdaq Stock Market, Inc.                                                                             2
Value Line Publishing, Inc.                                                                               3
Risk Factors
   Securities                                                                                             3
   Dividends                                                                                              4
   Foreign Issuers                                                                                        4
      United Kingdom                                                                                      5
      Hong Kong                                                                                           6
   Exchange Rate                                                                                          7
Litigation
   Tobacco Industry                                                                                      10
Concentrations
   Banks and Thrifts                                                                                     10
   Real Estate Companies                                                                                 12
   Retail Companies                                                                                      13
   Technology Companies                                                                                  14
Portfolios
   Equity Securities Selected for The Dow(sm) Target 5 Portfolio, May 2000 Series                        15
   Equity Securities Selected for The Dow(sm) Target 10 Portfolio, May 2000 Series                       15
   Equity Securities Selected for Global Target 15 Portfolio, May 2000 Series                            15
   Equity Securities Selected for The S&P Target 10 Portfolio, May 2000 Series                           16
   Equity Securities Selected for The Nasdaq Target 15 Portfolio, May 2000 Series                        16
   Equity Securities Selected for Value Line(registered trademark) Target Portfolio, May 2000 Series     16
   Equity Securities Selected for The Dow(sm) DART 5 Portfolio, May 2000 Series                          17
   Equity Securities Selected for The Dow(sm) DART 10 Portfolio, May 2000 Series                         17

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The Nasdaq Target 15 Portfolio Series is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq Target 15 Portfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq Target 15 Portfolio Series or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq Target 15 Portfolio Series particularly, or the ability of the Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq Target 15 Portfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq Target 15 Portfolio Series into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq Target 15 Portfolio Series to be issued or in the determination or calculation of the equation by which The Nasdaq Target 15 Portfolio Series is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq Target 15 Portfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ TARGET 15 PORTFOLIO SERIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(registered trademark) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(registered trademark) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P
500 Index, DJIA, FT Index and Hang Seng Index declined 4.60%, 7.09%,
6.19% and 31.14%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500, DJIA and FT Index declined by 8.97%, 11.32% and 17.80%, respectively, while the Hang Seng Index increased .20%.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain or all of the Securities included in the International Trusts consist of securities of foreign issuers, an investment in such Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the International Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the International Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the International Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the International Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the International Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the International Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been encouraging. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

China currently enjoys a most favored nation status ("MFN Status") with the United States. MFN Status is subject to annual review by the President of the United States and approval by Congress. As a result of Hong Kong's reversion to Chinese control, U.S. lawmakers have suggested that they may review China's MFN status on a more frequent basis. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Global Target 15 Portfolio. The performance of certain companies listed on the Hong Kong Stock Exchange is linked to the economic climate of China. The renewal of China's MFN Status in May of 1996 has helped to reduce the uncertainty for Hong Kong in conducting Sino-U.S. trade, and the signing of the agreement on copyright protection between the U.S. and Chinese governments in June of 1996 averted a trade war that would have affected Hong Kong's re-export trade. In 1997, China and the United States reached a four-year bilateral agreement on textiles, again avoiding a Sino-U.S. trade war. More recently, the currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on

October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. The Hang Seng Index is subject to change and delisting of any issues may have an adverse impact on the performance of the Global Target 15 Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The International Trusts are comprised either totally or substantially of Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

                         Foreign Exchange Rates

          Range of Fluctuations in Foreign Currencies

                  United Kingdom
Annual            Pound Sterling/       Hong Kong/
Period            U.S. Dollar           U.S. Dollar
_____             ____________          _________
1983              0.616-0.707           6.480-8.700
1984              0.670-0.864           7.774-8.050
1985              0.672-0.951           7.729-7.990
1986              0.643-0.726           7.768-7.819
1987              0.530-0.680           7.751-7.822
1988              0.525-0.601           7.764-7.912
1989              0.548-0.661           7.775-7.817
1990              0.504-0.627           7.740-7.817
1991              0.499-0.624           7.716-7.803
1992              0.499-0.667           7.697-7.781
1993              0.630-0.705           7.722-7.766
1994              0.610-0.684           7.723-7.750
1995              0.610-0.653           7.726-7.763
1996              0.583-0.670           7.732-7.742
1997              0.584-0.633           7.708-7.751
1998              0.584-0.620           7.735-7.749
1999              0.597-0.646           7.746-7.775

Source: Bloomberg L.P.


            End of Month Exchange Rates                           End of Month Exchange Rates


                   United Kingdom                                        United Kingdom
                   Pound Sterling/     Hong Kong/                        Pound Sterling/  Hong Kong/
Monthly Period     U.S. Dollar         U.S.Dollar    Monthly Period      U.S. Dollar      U.S.Dollar
___________        __________          ________      __________          __________       __________
1992:                                                 February           .653             7.731
 January           .559                7.762          March              .655             7.734
 February          .569                7.761          April              .664             7.735
 March             .576                7.740          May                .645             7.736
 April             .563                7.757          June               .644             7.741
 May               .546                7.749          July               .642             7.735
 June              .525                7.731          August             .639             7.733
 July              .519                7.732          September          .639             7.733
 August            .503                7.729          October            .615             7.732
 September         .563                7.724          November           .595             7.732
 October           .641                7.736          December           .583             7.735
 November          .659                7.742         1997:
 December          .662                7.744          January            .624             7.750
1993:                                                 February           .614             7.744
 January           .673                7.734          March              .611             7.749
 February          .701                7.734          April              .616             7.746
 March             .660                7.731          May                .610             7.748
 April             .635                7.730          June               .600             7.747
 May               .640                7.724          July               .609             7.742
 June              .671                7.743          August             .622             7.750
 July              .674                7.761          September          .619             7.738
 August            .670                7.755          October            .598             7.731
 September         .668                7.734          November           .592             7.730
 October           .676                7.733          December           .607             7.749
 November          .673                7.725         1998:
 December          .677                7.723          January            .613             7.735
1994:                                                 February           .609             7.743
 January           .664                7.724          March              .598             7.749
 February          .673                7.727          April              .598             7.747
 March             .674                7.737          May                .613             7.749
 April             .659                7.725          June               .600             7.748
 May               .662                7.726          July               .613             7.748
 June              .648                7.730          August             .595             7.749
 July              .648                7.725          September          .589             7.749
 August            .652                7.728          October            .596             7.747
 September         .634                7.727          November           .607             7.743
 October           .611                7.724          December           .602             7.746
 November          .639                7.731         1999:
 December          .639                7.738          January            .608             7.748
1995:                                                 February           .624             7.748
 January           .633                7.732          March              .621             7.750
 February          .631                7.730          April              .621             7.750
 March             .617                7.733          May                .624             7.755
 April             .620                7.742          June               .634             7.758
 May               .630                7.735          July               .617             7.762
 June              .627                7.736          August             .623             7.765
 July              .626                7.738          September          .607             7.768
 August            .645                7.741          October            .608             7.768
 September         .631                7.732          November           .626             7.767
 October           .633                7.727          December           .618             7.774
 November          .652                7.731         2000:
 December          .645                7.733          January            .619             7.780
1996:                                                 February           .633             7.783
 January              .661             7.728          March              .628             7.787
                                                      April 27

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the International Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the International Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Banks and Thrifts. Certain Trusts may be considered to be concentrated in common stocks of financial institutions. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking which has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks were allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the banks regulatory agencies which, if implemented, may adversely affect certain of the Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Real Estate Companies. Certain Portfolios are considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of

God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than mortgage REITs.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in a Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.

Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Global Target 15 Portfolio.

Retail Companies. Certain Portfolios are considered to be concentrated in common stocks of retail companies. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Technology Companies. Certain Portfolios are considered to be concentrated in common stocks of technology companies. See "Risk
Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

     Equity Securities Selected for The Dow(sm) Target 5 Portfolio







     Equity Securities Selected for The Dow(sm) Target 10 Portfolio












      Equity Securities Selected for the Global Target 15 Portfolio

Dow Jones Industrial Average(sm) Companies







Financial Times Industrial Ordinary Share Index Companies







Hang Seng Index Companies

       Equity Securities Selected for The S&P Target 10 Portfolio












      Equity Securities Selected for The Nasdaq Target 15 Portfolio



















   Equity Securities Selected for the Value Line(registered trademark)
                            Target Portfolio

      Equity Securities Selected for The Dow(sm) DART 5 Portfolio







      Equity Securities Selected for The Dow(sm) DART 10 Portfolio












We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                           MEMORANDUM

                           Re:  FT 419

     The only difference of consequence (except as described below) between FT 413, which is the current fund, and FT 419, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The  only significant changes in the Prospectus from FT  413 relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits







                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 419 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 13, 2000.

                           FT 419
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        April 13, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 419 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).






___________________________________
* To be filed by amendment.

                               S-5